Anders Gustafsson Chief Executive Officer

VIA EDGAR

December 14, 2007

Kevin Vaughn and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Form 10-K for the Year Ended December 31, 2006
Form 8-K Filed October 22, 2007
File No. 000-19406

Dear Mr. Vaughn and Ms. Harkins:

In connection with the response, dated as of today’s date, of Zebra Technologies Corporation (the “Company”) to your letter of comment dated November 21, 2007 (the “Letter”) relating to the Company’s above-referenced Form 10-K and Form 8-K, and as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced Form 10-K and Form 8-K;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or this letter, please contact Matthew S. Brown of Katten Muchin Rosenman LLP (312-902-5207).

Sincerely,

/s/ Anders Gustafsson

cc:	Noel Elfant
Kathleen O’Connor
Matthew S. Brown

525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

MATTHEW S. BROWN matthew.brown@kattenlaw.com 312.902.5207 direct 312.577.8726 fax

VIA EDGAR

December 14, 2007

Kevin Vaughn and Tara Harkins

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation
Form 10-K for the Year Ended December 31, 2006
Form 8-K Filed October 22, 2007
File No. 000-19406

Dear Mr. Vaughn and Ms. Harkins:

On behalf of our client, Zebra Technologies Corporation (the “Company”), set forth below are responses to your letter of comment dated November 21, 2007 (the “Letter”) relating to the above-referenced Form 10-K and Form 8-K. The comments and headings from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Form 10-K for the Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

-Critical Accounting Policies and Estimates, page 30

-Inventories, page 32

1.	You state here that inventory levels are high in comparison to historical balances due to RoHS conversion issues and operation issues at the end of December. You further state that you believe that the inventory balances need to be reduced significantly and that you are implementing plans to do so within the next year. Please tell us and revise future filings to update the status of your plans to significantly reduce your inventory levels.

CHICAGO	CHARLOTTE	IRVING	LONDON	LOS ANGELES	NEW YORK	PALO ALTO	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

December 14, 2007

Response:

As disclosed in our Form 10-Q for the quarter ended September 29, 2007, Zebra’s inventory at the end of the quarter had grown to $84.5 million from $81.2 million at December 31, 2006. This 4% increase is small in comparison to our 15% year-to-date increase in revenue through the same date and our 16.5% increase in third quarter revenues compared to the same quarter last year.

In addition, it should be noted that we have changed suppliers of some raw materials, from suppliers in the U.S. to suppliers in China, and have experienced a $6.2 million increase to inventory in transit to us from our suppliers on FOB Shipping Point terms. Without this increase to inventory in transit, inventories would have fallen to $78.3 million at September 29, 2007, which represents a 3.6% decrease from year-end inventory levels, while year-to-date sales have grown as discussed above. Note that the inventory levels were reached without the need for write-downs.

As a result, our year-to-date inventory turns have increased to 5.4 as of September 29, 2007 compared to 4.9 turns for the same period in 2006. This is roughly comparable to inventory turns of 5.5 for the same period in 2005.

Our inventory reduction efforts have included reducing our levels of raw materials and finished goods on hand at our two North American factories. We have now returned to more historic inventory levels and we are not expecting significant changes to inventory levels in the future.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

2.	We note that your third quarter ended on September 29, 2007 and that your fiscal year appears to end on December 31. Please tell us and revise future filings to disclose your accounting policy in relation to your interim and fiscal year-end.

Response:

We will include the following explanation in our future filings related to our fiscal month ends:

December 14, 2007

Zebra operates on a 4 week/4 week/5 week fiscal quarter, and each fiscal quarter ends on a Saturday. The fiscal year always begins on January 1 and ends on December 31. This results in some fiscal quarters being either greater than or less than 13 weeks depending on the days of the week those dates fall. During the current fiscal year, our quarter end dates were as follows:

•	March 31,
•	June 30,
•	September 29, and
•	December 31.

-Investments and Marketable Securities, page F-9

3.	We note here and on page 32, F-12 and F-20 that you account for your investment in partnerships using the cost method until your ownership percentage reaches 5% of the total partnership portfolio and that you change your method of accounting to the equity method if your ownership percentage exceeds 5%. Please tell us and revise your notes and your critical accounting polices in MD&A in future filings to explain why you account for your investments in partnerships under the equity method if your total ownership percentage exceeds 5%. Cite the accounting literature relied upon and how you applied this literature to your situation. Refer to the guidance in APB 18.

Response:

In regard to our investment in partnership investments, we are following paragraph 8 of SOP 78-9, Accounting for Investments in Real Estate Ventures, and Topic D-46, Accounting for Limited Partnership Investments. Such accounting guidance is also applicable to limited liability companies, pursuant to EITF 03-16. These references specify that the equity method should be used for all limited partnership investments unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” Further, it presumes “minor” as being no greater than 3% to 5% of the total portfolio value. We have concluded that our influence is minor with regard to our current partnership investments where our ownership (limited in nature, not general) is less than 5%. As of December 31, 2006, we had an ownership percentage of greater than 5% in one partnership investment. We are currently in the process of liquidating all of our partnership investments.

December 14, 2007

Note 3. Stock-Based Compensation, page F-15

4.	We note your disclosures with respect to your stock options and employee purchase rights. Please revise your future filings to supplement your disclosure here with additional disclosures in your critical accounting policies section. Specifically, discuss the following:

•

Disclose how you determined the various assumptions utilized within the Black-Scholes option-pricing model and the binomial model. For example, discuss how you determined the risk-free interest rate, expected life and expected forfeiture rate. Refer to paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

•

We note you utilized a blended volatility. Revise future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation. Please also summarize your evaluation of the factors in Question 2 and Question 3 of the SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

Response:

We will revise our future critical accounting policies disclosures to include the information you have requested.

Form 8-K filed on October 22, 2007

5.	We note that the earnings information furnished on Form 8-K includes numerous non-GAAP financial measures. This format may be confusing to investors as it reflects several non-GAAP measures, including non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP operating expenses and non-GAAP operating income. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Regulation G requires you to provide detailed disclosures for each non-GAAP measure presented and explain why you believe each of the measures provides useful information to investors.

•

To eliminate investor confusion, please remove this non-GAAP presentation format from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors with the appropriate supplemental disclosures, including a discussion of the usefulness of each of the non-GAAP measures presented and a separate reconciliation for each non-GAAP measure that details each adjustment used to arrive at the non-GAAP measure.

December 14, 2007

Alternatively, you may tell us why you believe your presentation of each of these non-GAAP financial measures is appropriate under Regulation G.

•

Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K. Refer to Question 31 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Please provide us with a sample of your proposed disclosure in future earnings releases. In preparing your draft disclosures, please consider guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We may have further comment upon reviewing your response.

Response:

We plan to remove the non-GAAP presentation format from future filings. If circumstances change, we reserve the right to provide non-GAAP financial measures, including detailed disclosure for each non-GAAP measure presented and explanations why we believe each measure provides useful information to investors.

Management currently believes that it is important for investors to understand the effect of changes in the accounting of share-based compensation on Zebra’s financial results. As such, we plan to include in our earnings releases a table showing the amount of share-based compensation that is incorporated into each expense line on our consolidated statements of earnings. In this presentation, no non-GAAP measures are disclosed. In addition the quarterly and year-to-date totals conform to the figures disclosed in Note 2 of our Form 10-Q and Form 10-K filings. Here is a sample of our proposed disclosure in future releases.

December 14, 2007

ZEBRA TECHNOLOGIES CORPORATION

SUPPLEMENTAL INFORMATION

Share-Based Compensation

	Three Months Ended		Nine Months Ended
	Sept 29, 2007	Sept. 30, 2006	Sept. 29, 2007	Sept. 30, 2006
Cost of sales	$385	$163	$1,228	$489

Operating expenses
Selling and marketing	732	445	1,847	1,307
Research and development	510	276	1,701	803
General and administrative	3,149	903	6,557	2,674

Total share-based compensation	$4,776	$1,787	$11,333	$5,272

General

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

A separately provided statement from the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced Form 10-K and Form 8-K;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 14, 2007

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the above responses, please contact me at (312) 902-5207.

Sincerely,

/s/ Matthew S. Brown

Matthew S. Brown

cc:	Anders Gustafsson
Noel Elfant
Charles R. Whitchurch
Todd R. Naughton
Kathleen O’Connor